January 8, 2021

Dodge & Cox Emerging Markets Stock Fund

555 California Street, 40th Floor

San Francisco, CA 94104

RE: Dodge & Cox Emerging Markets Stock Fund

Dear Sirs and Madam:

This will confirm the Expense Reimbursement Agreement between Dodge & Cox Emerging Markets Stock Fund (the “Fund”) and Dodge & Cox (“Adviser”).

1. Expense Reimbursement. Adviser undertakes to reimburse a portion of the Fund’s expenses and/or to waive a portion of its management fee to the extent that the Fund’s total expenses (before payment of any extraordinary expenses) would otherwise exceed 0.70% of its average daily net assets with respect to the Fund’s shares. Extraordinary expenses are determined under generally accepted accounting principles and not incurred in the ordinary course of the Fund’s business. Any reduction in the investment advisory fee shall be made monthly by annualizing the Fund’s operating expenses for each month as of the last day of such month. Adviser shall not be permitted to recoup the amount of any fees waived or payments made to the Fund other than to the extent the total amount of such fee waivers and payments made during a year exceeds the amount needed to limit the Fund’s total expenses for that year to 0.70%.

2. Term and Termination. This agreement shall become effective on the date above written and shall have an initial term ending on April 30, 2022 and may not be terminated prior to the end of such initial term except by a resolution of the Fund’s Board of Trustees. Thereafter, this agreement shall automatically renew for one-year terms unless Adviser provides written notice to the Fund at the above address of the termination of this agreement, which notice shall be received by the Fund at least 30 days prior to the end of the then-current term. In addition, this agreement will terminate automatically in the event of the termination of the Investment Management Agreement between Adviser and the Fund.

3. Governing Law. This agreement shall be governed by, and construed in accordance with, the laws of the State of Delaware, provided that nothing herein shall be construed in a manner inconsistent with the Investment Company Act of 1940, the Investment Advisers Act of 1940, or rules, orders or interpretations of the Securities and Exchange Commission or its staff thereunder.

4. Severability. If any one or more of the provisions of this agreement shall be held to be invalid, illegal or unenforceable, the validity, legality or enforceability of the remaining provisions shall not be affected thereby.

5. Limitation. It is expressly agreed that the obligations of the Fund hereunder shall not be binding upon any of the Trustees, shareholders, nominees, officers, agents or employees of the Fund personally, but shall bind only the property of the Fund. This agreement has been signed and delivered by an officer of the Fund, acting as such, and such execution and delivery by such officer shall not be deemed to have been made by any Trustee or officer individually or to impose any liability on any of them personally, but shall bind only the property of the Fund, as provided in the Fund’s Certificate of Trust dated February 13, 1998, as amended from time to time.

If the foregoing is in accordance with your understanding of the agreement between us, please indicate your approval by signing and returning a copy of this letter to Adviser at the address above.

Sincerely,

DODGE & COX

By:	/s/ Dana M. Emery
Dana M. Emery Chief Executive Officer and President

Agreed to:

DODGE & COX EMERGING MARKETS STOCK FUND, a series of Dodge & Cox Funds

By:	/s/ Charles F. Pohl
Charles F. Pohl
Chairman

2